American Express Company
200 Vesey Street
New York, NY 10285

September 23, 2022

By EDGAR Correspondence

Jennifer Gowetski
Amanda Ravitz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	American Express Company
Definitive Proxy Statement on Schedule 14A
Filed March 18, 2022
File No. 001-07657

Dear Mses. Gowetski and Ravitz:

We refer to the comment letter, dated September 19, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Disclosure Review Program, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filing referenced above.

We have set forth below the text of each of the Staff’s comments, as set forth in the Comment Letter, followed by the Company’s response.

* * * * *

Definitive Proxy Statement on Schedule 14A filed March 18, 2022
General

Comment 1

Please expand your discussion to address how the experience of your Lead Independent Director is brought to bear in connection with your board’s role in risk oversight.

Response 1

The Company respectfully acknowledges the Staff’s comment and will expand its disclosure in a definitive proxy statement, pursuant to Regulation 14A, in connection with its Annual Meeting of Shareholders to be held in 2023 (the “2023 Proxy Statement”).

Comment 2

Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:
•    represent the board in communications with shareholders and other stakeholders;
•    require board consideration of, and/or override your CEO on, any risk matters; or
•    provide input on design of the board itself.

Response 2

The Company respectfully acknowledges the Staff’s comment and will expand its disclosure in the 2023 Proxy Statement.

Comment 3

Please expand upon how your board administers its risk oversight function. For example, please disclose:
•    the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•    whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•    how the board interacts with management to address existing risks and identify significant emerging risks;
•    whether you have a Chief Compliance Officer and to whom this position reports; and
•    how your risk oversight process aligns with your disclosure controls and procedures.

Response 3

The Company respectfully acknowledges the Staff’s comment and will expand its disclosure in the 2023 Proxy Statement.

* * * * *

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me or David Kanarek at 212-640-2000.

Very truly yours,

/s/ Kristina V. Fink
Kristina V. Fink
Corporate Secretary

cc:	Laureen E. Seeger, Chief Legal Officer, American Express Company
David A. Kanarek, Managing Counsel, American Express Company